07003107

AB 3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2007 WASH, D.C. 156 SECTION

SEC FILE NUMBER
8-44990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bright Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4850 Harrison Drive
(No. and Street)

Las Vegas (City) Nevada (State) 89121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Bright 702-739-1393 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street - 815 (Address) Philadelphia, (City) PA. (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tammy Bright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bright Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE ROSS
Notary Public, State of Nevada
Appointment No. 01-67882-1
My Appt. Expires Mar 19, 2009

X Tammy Bright
Signature

President
Title

Joyce Ross
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditor's report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bright Trading LLC

Financial Statements

and Additional Information

December 31, 2006

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Managing Member
Bright Trading LLC

We have audited the statement of financial condition of Bright Trading LLC as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Bright Trading LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 10-13 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 16, 2007

Bright Trading LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and Cash Equivalents	$6,416,566
Receivables	
Clearing Organization	100,201,960
Other	163,646
Securities with Clearing Organization	118,821,571
Investment	476,700
TOTAL ASSETS	$226,080,443

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities Short	$115,808,090
Reserve Payable	2,279,454
Account Payable	257,314
Commissions Payable	27,000
TOTAL LIABILITIES	118,371,858
Members' Equity	
Members' Equity	107,708,585
TOTAL LIABILITIES AND MEMBERS' EQUITY	$226,080,443

See accompanying notes to financial statements

Bright Trading LLC
Statement of Income
Year Ended December 31, 2006

Twelve Months

REVENUES	
Gains from Trading	$41,463,975
Interest Income	3,099,909
Other Income	2,808,093
Total Revenues	47,371,977
EXPENSES	
Communications Expense	$314,591
Commissions paid to other brokers and dealers	2,056,119
Occupancy Rental	223,104
Other Operating Expense	14,516,970
Total Expenses	17,110,784
Net Income	$30,261,193

See accompanying notes to financial statements

Bright Trading LLC
Statement of Changes in Members' Equity
December 31, 2006

Schedule of Members' Equity

Members' Equity Beginning	$49,012,019
Net Income – 2006	30,261,193
Members' Distributions	(17,774,766)
Members' Contributions	46,210,139

Total Members' Equity Ending	$107,708,585
	==========

See accompanying notes to financial statements

Bright Trading LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:		
Net Income		$30,261,193
Adjustments to reconcile net profit to net cash used by operating activities:		
Change in receivable from clearing organization	(54,994,709)	
Change in securities with clearing organization	(22,594,459)	
Change in reserve payable	(57,686)	
Change in commissions payable	27,000	
Change in accounts payable	243,359	
Change in securities short	32,176,336	
Change in note payable secured	(14,968,876)	
Total adjustments	(60,169,035)	
Net cash used by operating activities	(29,907,842)	
Cash flows from investing activities:		
Net cash used by investing activities	0	
Cash flows from financing activities:		
Members' equity capital contributions	46,210,139	
Members' equity withdraws	(17,774,766)	
Net cash provided by financing activities	28,435,373	
Net change in cash and cash equivalents	(1,472,469)	
Cash and cash equivalents at beginning of year	7,889,035	
Cash and cash equivalents end of year	$6,416,566	

See accompanying notes to financial statements

Bright Trading LLC
Notes to Financial Statements
December 31, 2006

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in July 2000 as a broker-dealer under the laws of Nevada for the purpose of providing proprietary securities trading activities for the Company's individual members. The Company is a member of the Chicago Stock Exchange.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles in the United States.

Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis. These securities have been marked-to-market and reported at fair value with realized and unrealized gains and losses included in income.

Income Taxes

As a limited liability company, the Company does not pay federal or state taxes on its taxable income. Instead, the members' are liable for federal and state taxes on their share of taxable income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Financial Instruments with off Balance Sheet risk

The Company, in connection with its proprietary trading activities, enters into long and short cash, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Statement of Financial Condition. The Company manages this risk by maintaining proprietary trading strategies.

NOTE 2 - RELATED PARTY TRANSACTIONS

In accordance with a contribution agreement entered into between the Company and Bright Trading, Inc. certain assets were transferred to the Company in Exchange for all Class A membership in the Company. Under a licensing agreement, Bright Trading, Inc. is also the managing partner of the Company. In accordance with a licensing agreement, Bright Trading, Inc. licensed all trade names and service marks to Bright Trading, LLC for the sum of $12,000,000 per year. Unless terminated earlier, this agreement continues until December 31, 2020.

Robert A. Bright is the president and majority shareholder of Bright Trading, Inc. Tammy Bright is the president of Bright Trading LLC.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital of $75,022,588, which was $74,851,670, in excess of its required net capital of $170,918. The Company's net capital ratio was .0342 to 1.

NOTE 4 - OWNERSHIP EQUITY

Ownership equity at December 31, 2006 is as follows:

Class A Membership	$89,751,254
Class B Membership	$17,957,331

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, in which the Manager may be Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A Membership.

The Operating Agreement and subsequent addendums of the Company contains additional equity information.

NOTE 5 - RESERVE FOR WITHDRAWALS AND ACCOUNTS PAYABLE

A reserve account in the amount of $3,000,000 was set up at the inception of the LLC to provide for capital withdrawals for members withdrawing their capital accounts in less than 1 year of membership. The accounts payable account consists of the reserve for withdrawals and the balance in this account at December 31, 2006 was $2,279,454.

NOTE 6 - INVESTMENT

The Company has a joint back office agreement with Goldman Sachs, L.P. which processes its securities transactions. The Company has invested in a $10,000 Limited Partnership that is required under this agreement. The Company also has an investment in trading permits at the Chicago Stock Exchange and the Philadelphia Stock Exchange. These permits are carried at a cost of $466,700, which was the original price of exchange membership seats.

NOTE 7 - COMMITTMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. The Company is currently not involved in any of these types of legal matters.

The Company is involved in a legal action arising in the ordinary course of business. Management and counsel believe that the Company has adequate defenses with respect to the action and does not expect that the outcome will materially affect the Company's results of operations or financial position.

NOTE 8 – CHANGE IN OPERATING AGREEMENT

Prior to January 1, 2006, the Company maintained its Class B member's equity as ownership interests with mandatory redemption features. As a result, financial accounting standards board statement No.150 required that the Company's Class B member's equity be reclassified as liabilities and such liabilities were reported on the Company's financial statements as secured notes payable.

On January 1, 2006, the Company modified its Operating Agreement to reflect that Class B member's equity is no longer mandatorily redeemable. As such, the Company's financial statements no longer differentiate between Class A and Class B member's equity.

BRIGHT TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

NET CAPITAL

Total Members' Equity Qualified for Net Capital	$107,708,585
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	$107,708,585
Deductions and/or charges	
A. Non-allowable Assets	
Receivable - Other	163,646
Investments	476,700
Total Deductions and/or Charges	640,346
Net Capital before haircuts	$107,068,239
Less:	
Haircuts	32,045,651
Net Capital	$75,022,588

BRIGHT TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 2,563,768
Total aggregate indebtedness	$ 2,563,768
	=========
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (The greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 170,918
Excess net capital	$ 74,851,670
	==========
Excess net capital at 1000%	$ 74,766,211
	==========
Ratio: Aggregate Indebtedness to Net Capital	.034 to 1
	========

BRIGHT TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2006

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 75,022,588
Less:	
Net Audit Adjustments-Additional Haircuts	-0-
Net Capital per above (Note-3)	$ 75,022,588

BRIGHT TRADING LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2006

Bright Trading LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXGHANGE COMMISSION

As of December 31, 2006

Bright Trading LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Managing Member
Bright Trading LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bright Trading LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 16, 2007

END